UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Virtu Financial, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

928254101
(CUSIP Number)

November 24, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No. 928254101	SCHEDULE 13G	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,008,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,008,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,008,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.25% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 112,339,058 Common Stock outstanding as of November 3, 2021, according to the Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2021.

CUSIP No. 928254101	SCHEDULE 13G	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
CORAL BLUE INVESTMENT PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,008,206

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,008,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,008,206

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.25% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 112,339,058 Common Stock outstanding as of November 3, 2021, according to the Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2021.

CUSIP No. 928254101	SCHEDULE 13G	Page 4 of 7 Pages
Item 1(a).	Name of Issuer:

Virtu Financial Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Liberty Plaza
165 Broadway
New York, NY 10006

Item 2(a).	Name of Person Filing

GIC Private Limited; and
Coral Blue Investment Pte. Ltd.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of GIC Private Limited and Coral Blue Investment Pte. Ltd. is as follows:

168 Robinson Road
#37-01 Capital Tower
Singapore
068912
Republic of Singapore

Item 2(c).	Citizenship:

GIC Private Limited and Coral Blue Investment Pte. Ltd. are established under the Companies Act of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

928254101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 928254101	SCHEDULE 13G	Page 5 of 7 Pages
Item 4.	Ownership:

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No. of Securities Beneficially Owned	Power to Vote		Power to Dispose
Reporting Person		Sole	Shared(1)	Sole	Shared(1)	Percent of Class(2)
GIC Private Limited	16,008,206	0	16,008,206	0	16,008,206	14.25%
Coral Blue Investment Pte. Ltd.	16,008,206	0	16,008,206	0	16,008,206	14.25%

(1)	Coral Blue Investment Pte. Ltd. shares the power to vote and the power to dispose of 16,008,206 Shares with GIC Private Limited. The Reporting Persons disclaim membership in a group.

(2)	Based on 112,339,058 Common Stock outstanding as of November 3, 2021, according to the Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 928254101	SCHEDULE 13G	Page 6 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 6, 2021.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Diane Liang
Name:	Diane Liang
Title:	Senior Vice President

CORAL BLUE INVESTMENT PTE. LTD.

By:	/s/ Arjun Khullar
Name:	Arjun Khullar
Title:	Director

CUSIP No. 928254101	SCHEDULE 13G	Page 7 of 7 Pages
EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement, dated December 6, 2021, entered into by GIC Private Limited and Coral Blue Investment Pte. Ltd.